UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 000-30666

NETEASE, INC.

26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NETEASE, INC.

Form 6-K

Page
Signature	Page 3

Notice of 2013 Annual General Meeting of Shareholders	Exhibit 99.1
Proxy Statement for 2013 Annual General Meeting	Exhibit 99.2
Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.3
Form of Voting Instruction Card to The Bank of New York Mellon for Holders of American Depositary Shares	Exhibit 99.4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

	By:	/s/ Onward Choi
	Name:	Onward Choi
	Title:	Acting Chief Financial Officer

Date: July 31, 2013

3